QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

        THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF BIOVAIL CORPORATION ("BIOVAIL" OR THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF HOLDERS OF THE COMPANY'S COMMON SHARES (THE "SHAREHOLDERS") TO BE HELD AT 10:00 A.M. (TORONTO TIME), AT THE TORONTO STOCK EXCHANGE BROADCAST AND CONFERENCE CENTRE, THE EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO, CANADA, ON FRIDAY, JUNE 25, 2004, AND AT ANY AND ALL ADJOURNMENTS THEREOF (THE "MEETING"). It is expected that the solicitation will be primarily by mail, possibly supplemented by telephone or other personal contact by regular employees of the Company. None of these individuals will receive extra compensation for such efforts. The Company may also pay brokers, investment dealers or nominees holding common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals. The cost of the solicitation will be borne by the Company.

        No person is authorized to give any information or to make any representations other than those contained in this Management Information Circular and, if given or made, such information must not be relied upon as having been authorized.

        Except as otherwise indicated, information contained herein is given as at April 30, 2004 and except as otherwise indicated, all dollar amounts are expressed in U.S. dollars.

Appointment of Proxy

        A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED IN THE FORM OF PROXY AND BY DELETING THE NAMES THEREIN.

        All common shares of the Company (hereinafter referred to as "common shares" or "shares") represented by properly executed proxies in favour of management's representatives, will be voted or withheld from voting, or voted for or voted against any matter, in accordance with the instructions of the Shareholder on any ballot that may be called for at the Meeting. If a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED FOR SUCH MATTER, ALL AS MORE PARTICULARLY DESCRIBED IN THIS MANAGEMENT INFORMATION CIRCULAR.

        THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

        The enclosed form of proxy must be dated and signed in writing or by electronic signature by the Shareholder or his/her attorney who is authorized by a document that is signed in writing or by electronic signature, or if the Shareholder is a company, by an officer or attorney thereof duly authorized. If the form of proxy is executed by an attorney, the authority of the attorney to act must accompany the form of proxy. The form of proxy must be received by the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (facsimile (416) 368-2502) on or before the close of business on the business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Revocation of Proxies

        Pursuant to Section 110(4) of the Business Corporations Act, (Ontario) (the "OBCA"), any Shareholder giving a proxy may revoke a proxy (a) by depositing an instrument in writing executed by the Shareholder or by his/her attorney who is authorized, by a document that is signed in writing or by electronic signature, or if the Shareholder is a company, by an officer or attorney thereof duly authorized; (b) by transmitting, by facsimile or electronic means a revocation that is signed by electronic signature; and in the case of (a) or (b) such revocation is deposited with the Company, at 7150 Mississauga Road, Mississauga, Ontario L5N 8M5, or with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (facsimile (416) 368-2502) on or before the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting; or (c) by any other manner permitted by law.

        All matters to be submitted to the Shareholders at the Meeting, unless otherwise stated herein, require a favourable majority of the votes cast by the holders of common shares of the Company at the Meeting for approval.

Interest of Certain Persons in Matters to be Acted Upon

        Except as set out herein and except insofar as they may be Shareholders, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

        The holders of common shares of the Company will be entitled to vote at the Meeting on all matters. Pursuant to Section 100(2) of the OBCA, each Shareholder at the close of business on April 30, 2004 (the "Record Date") is entitled to one (1) vote for each such share held, except to the extent that such shares may have been transferred after the Record Date and the transferee produces properly endorsed share certificates or otherwise establishes that he/she owns the shares and demands, not later than ten (10) days before the Meeting, that the Company's Transfer Agent, CIBC Mellon Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, include his/her name on the list of Shareholders entitled to vote at the Meeting. As at April 30, 2004, 159,083,640 common shares of the Company were issued and outstanding.

        To the knowledge of the directors and senior officers of the Company, at April 30, 2004, the following were the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company carrying more than ten percent of the voting rights attached to all common shares of the Company:

Name of Shareholder	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Common Shares Represented

Eugene N. Melnyk	23,096,816	14.5%

Wellington Management Company	18,881,100	11.9%

BUSINESS OF THE ANNUAL AND SPECIAL MEETING

1.     Election Of Directors

        The articles of the Company currently provide that the Board of Directors shall consist of a minimum of three (3) and a maximum of twenty (20). The number of directors proposed to be elected at the meeting is seven (7), all of whom are nominated and listed below. Each of the proposed nominees has held the principal occupation referred to in the table below for the preceding 5 years.

        UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE FOLLOWING NOMINEES, ALL OF WHOM EXCEPT FOR MR. VAN EVERY ARE NOW DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED.

        Management does not contemplate that any nominee will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless authority to vote the proxy for the election of directors has been withheld. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Company.

        The following table and notes thereto state the names of all persons proposed to be nominated by management for election as a director, all offices with the Company currently held by them, their principal occupation or employment, the year in which they first became a director of the Company and the approximate number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at April 30, 2004:

NAME, ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; POSITION WITH COMPANY	YEAR FIRST BECAME A DIRECTOR	NUMBER OF COMMON SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED(1)(2)

Eugene N. Melnyk(3) Barbados, WI	Chairman of the Board of Directors of the Company, Chief Executive Officer	1994	23,096,816

Rolf K. Reininghaus(8) Mississauga, Ontario	Senior Vice President, Corporate and Strategic Development, of the Company	1994	843,264

Wilfred G. Bristow(5)(6) Campbellville, Ontario	Vice-President, Nesbitt Burns Inc. (investment banking firm)	1994	15,000

Roger D. Rowan(4) Toronto, Ontario	President and Chief Operating Officer, Watt Carmichael Inc. (investment banking firm)	1997	692,366

Laurence E. Paul, MD(4)(5)(6) Los Angeles, CA USA	Managing Principal, Laurel Crown Capital, LLC (equity investment firm); Prior to 2001, Managing Director, Credit Suisse First Boston (investment banking firm)	2002	40,000

Sheldon Plener(5)(6) Toronto, Ontario	Senior Partner, Cassels Brock & Blackwell LLP (law firm)	2002	1,000

Michael Van Every(7)	Partner, PricewaterhouseCoopers LLP	—	—

Notes:

(1)
Information with respect to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been provided by the respective nominees.

(2)
Those of the above-noted nominees who are currently directors hold options to purchase common shares of the Company as of April 30, 2004 as follows: Eugene N. Melnyk — 1,827,700; Rolf Reininghaus — 252,300; Wilfred Bristow — 50,000; Roger Rowan — 90,000; Laurence E. Paul — 20,000; Sheldon Plener — 20,000; which common shares are not included in the above table.

(3)
See "Common Shares and Principal Holders Thereof".

(4)
Member of the Audit Committee.

(5)
Member of the Compensation Committee.

(6)
Member of the Nominating and Governance Committee.

(7)
If elected to the Board, Michael Van Every will become the Chairman of the Audit Committee.

(8)
485,078 shares subject to equity forward transactions as disclosed on June 20, 2003 through the System of Electronic Disclosure for Insiders.

        The following provides certain information concerning our nominees for election as Directors and key officers of the Company.

        Mr. Melnyk has been the Chief Executive Officer since December 2001 and has been the Chairman of the Board and a Director since March 29, 1994, the effective date of the amalgamation (the "Amalgamation") of the Company's predecessor entities, Biovail Corporation International ("BCI") and Trimel Corporation ("Trimel"). Prior to that time, he was the Chairman of the Board of BCI since October 1991 and was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991.

        Mr. Reininghaus has been a Senior Vice President, and a Director since the Amalgamation and has been the Senior Vice President Corporate and Strategic Development and the President of Biovail Ventures since December 1999. Prior to that time he was President of Biovail Pharmaceuticals Canada ("BPC") since November 1997, President, Chief Operating Officer and a Director of BCI since October 1991 and Executive Vice President and a Director of Trimel or its affiliates since November 1987. Prior to his employment by Trimel, Mr. Reininghaus was the Marketing Manager of the Canadian operations of Miles Pharmaceuticals, a division of Bayer AG.

        Mr. Bristow has been a Director since the Amalgamation. Prior to that time, he had been a Director of BCI since January 1993. Mr. Bristow had been a Vice President and senior investment advisor at BMO Nesbitt Burns Inc., a Canadian investment banking firm, since December 1991. From September 1975 to December 1991, he served as vice president and director of Richardson Greenshields of Canada, an investment banking firm.

        Mr. Rowan was elected to the Board of Directors in June 1997. Mr. Rowan has been President and Chief Operating Officer of Watt Carmichael Inc., a private investment firm, since May 1994. Prior thereto, Mr. Rowan was the Executive Vice President and Chief Operating Officer of Watt Carmichael Inc. since 1991.

        Mr. Plener was elected to the Board of Directors in June 2002. Mr. Plener is a senior partner in the Business Law practice group at the law firm of Cassels Brock and Blackwell LLP. He has been practicing with the firm since 1978. Throughout his tenure with the firm he has been a Managing Partner, member of the firm's Executive and Operations Committee and Chairman of its Finance Committee. Mr. Plener has been lead counsel to many public and private clients in a broad range of industries including pharmaceutical companies.

        Dr. Paul was elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Capital, LLC, a leveraged-buyout and principal investment company based in Santa Monica, California. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jenrette, Inc. (DLJ), a New York based securities and brokerage firm and then Credit Suisse First Boston after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's life science effort. Dr. Paul received his B.A. and M.D. from Harvard University and then subsequently received his MBA from Stanford University.

        Mr. Van Every is a chartered accountant and a partner in the professional services firm of PricewaterhouseCoopers LLP. From 1969 to 1998, he was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. During that period, he served for various periods as Partner in Charge of an office, a member of the Management Committee, a member of the Partnership Board and Chair of the Partnership Audit and Governance Committees. Mr. Van Every has been lead engagement partner responsible for audit and other services to a number of public and private companies primarily in the manufacturing and services industries. Mr. Van Every will withdraw from the partnership of PricewaterhouseCoopers LLP upon being elected to the Board of Biovail.

        Mr. Cancellara, Q.C., has been a Senior Vice President and the Chief Legal Officer since August 2002. Previously he was the Senior Vice President and General Counsel since March 1996, was appointed Secretary in April 1996, and was a director of the Company from May 1995 to June 2000. Prior to March 1996, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell LLP since 1980 where he held many positions including Chairman of the Executive Committee and managing partner. Mr. Cancellara holds a Juris Doctor degree from the University of Toronto Faculty of Law and a Masters of Law in Business from Osgoode Hall law school.

        Mr. Crombie joined Biovail as Senior Vice President and Chief Financial Officer in May 2000. Mr. Crombie came to Biovail from The Jim Pattison Group, one of Canada's largest private holding companies where he served as Managing Director Corporate Finance from 1998 to 2000 and was responsible for corporate development and treasury. Prior to that time, he spent 7 years in finance and general management positions with The Molson Companies Limited, most recently as SVP Corporate Finance and Treasurer responsible for planning, accounting and control, corporate development, treasury and investor relations. Mr. Crombie is a graduate of The Harvard Graduate School of Business where he received his Masters in Business Administration.

        Ms. Peterson joined Biovail as Senior Vice President, Commercial Operations in May 2003. Ms. Peterson came to Biovail from Bristol-Myers Squibb ("BMS") where she spent twenty years in increasingly senior leadership roles culminating in her most recent role as Senior Vice President of Global Marketing. In that role, she was responsible for designing the organization to better integrate science and marketing earlier into the R&D process, building launch plans for several pipeline brands and evaluating external commercial opportunities. Prior to that role, she was Senior Vice President for BMS's Cardiovascular and Metabolic business in the U.S. During her career, Ms. Peterson launched several key brands, led large sales and marketing organizations, and headed BMS's generic business. She also served on the internal Board for the BMS Foundation's Women Health Philanthropy since 2001. Ms. Peterson holds a Bachelor's Degree in marketing and a Masters in Business Administration from the University of Illinois.

        Dr. Szpunar joined Biovail as Senior Vice President and Chief Scientific Officer in April of 2003. Dr. Szpunar came to Biovail from Pharmacia Corporation, where he was Senior Vice President for Product Development. Dr. Szpunar has held various executive and scientific positions with Pharmacia, Pharmacia and Upjohn and The Upjohn Company over the prior 19 years. These have included participation in and responsibility for directing global R&D operations ranging from early pre-clinical development through Phase IV product support. He has served in direct leadership positions in clinical and pre-clinical pharmacokinetics and drug metabolism, biopharmaceutics research, project management, portfolio analysis, and quality assurance. Dr. Szpunar holds a Bachelors degree in Pharmacy from Wayne State University, and a Doctor of Philosophy Degree in Pharmaceutics from The University of Michigan.

2.     Appointment of Auditors

        The proxyholders named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, as the auditors of the Company, to hold office until its successor is appointed and to authorize the directors of the Company to fix the remuneration of the auditors, unless the Shareholder has specified in the form of proxy that the shares represented by such form of proxy are to be withheld from voting in respect thereof. Ernst & Young LLP, Chartered Accountants, have been the auditors of the Company since July 22, 1999.

        The Audit Committee of the Board of Directors and the directors of the Company recommend that Ernst & Young LLP, Chartered Accountants, be reappointed as the auditors of the Company.

        The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for 2003 and fees billed for other services rendered by Ernst & Young LLP during the year ended 2003.

Audit fees, excluding other audit related service fees	$1,197,000

Financial Information Systems Design and Implementation	Nil
All other fees
Audit related services(1)	$378,000
Tax related services	$133,000

$511,000

Note:

(1)
Audit related services generally include fees for pension and statutory audits and business acquisitions and fees related to the preparation of prospectuses and registration statements.

        The Audit Committee believes that the foregoing expenditures are compatible with maintaining the independence of the Company's principal accountant.

3.     2004 Stock Option Plan

        The Company proposes to adopt a new stock option plan referred to as the "2004 Stock Option Plan" (the "Plan") in replacement of its existing stock option plan pursuant to which the Company will grant options to purchase common shares of the Company to selected employees, officers, directors and consultants of the Company, its subsidiaries and affiliates. It is important to the Company to ensure that it will be able to grant stock options to selected employees, officers, directors and consultants to encourage individual contribution to improve the Company's business performance and shareholder value, as evidenced by growth in the value of the common shares, and to motivate them to remain with the Company. The Company's directors have approved the Plan, subject to shareholder approval. The Plan provides that the maximum number of common shares issuable pursuant to the exercise of options is 10 million common shares.

        The Plan provides that the board of directors, or a committee of the board of directors to which the board of directors has delegated its authority, shall designate those persons to whom stock options shall be granted and the number of common shares to be subject to each stock option. Stock options, which are non-assignable and non-transferable, except in the case of death and certain other limited circumstances, shall expire on the date established by the Board or committee, as the case may be, provided that such date shall not extend beyond the tenth anniversary of the date of grant. The exercise price of any stock options granted, which may be denominated in Canadian or U.S. dollars, shall be equal to the weighted average trading price of the common shares traded on the Toronto Stock Exchange ("TSX") on the day immediately preceding the date of grant or, if the volume of common shares traded on the New York Stock Exchange ("NYSE") exceeds the volume of common shares on the TSX on such day, the weighted average trading price of the common shares on the NYSE. The exercise price must be paid in full before the common shares will be delivered.

        The Plan provides that: (a) the number of common shares reserved for issuance to any one person pursuant to options must not exceed 5% of the issued and outstanding common shares; (b) the number of common shares reserved for issuance pursuant to options granted to insiders under the Plan, together with common shares issuable to insiders under the Company's other share compensation arrangements, must not exceed 10% of the outstanding common shares;

(c) the number of common shares issued to insiders within any one year period pursuant to the Plan, together with common shares issuable to insiders during that one year period under the Company's other share compensation arrangements, must not exceed 10% of the outstanding common shares; and (d) the number of common shares issued pursuant to the Plan to any one insider and such insider's associates within a one year period, together with common shares issuable to such persons within that one year period under the Company's other share compensation arrangements, must not exceed 5% of the outstanding issue of the Company. An insider is defined in the Plan in accordance with the TSX's policy on stock options and includes any director or senior officer of the Company.

        Stock options may be exercised only during an optionholder's continued employment with the Company, subject to the following:

1.
if an optionholder becomes entitled to payment of disability benefits, all vested stock options may continue to be exercised by the optionholder for a maximum period of 180 days from the date of disability;

2.
in the case of an optionholder's death during employment, all vested stock options may continue to be exercised by the optionholder's legal representatives for a maximum period of 180 days following the date of death;

3.
if an optionholder retires, all vested stock options may continue to be exercised by the optionholder for a maximum period of 180 days from the date of retirement; and

4.
if an optionholder is terminated without cause or voluntarily resigns, all vested stock options may continue to be exercised by the optionholder for a maximum period of 30 days after the date of termination.

        In the event that an optionholder engages in any business that is in competition with the Company or otherwise engages in any activity that is detrimental to the Company prior to any exercise of a stock option or during the one-year period commencing on the date a stock option is exercised or becomes vested, the optionholder shall pay over to the Company an amount equal to any gain realized as a result of the exercise of the stock option.

        Provided that an optionholder has been employed by the Company or an affiliate for at least 10 consecutive years, the Plan provides that on the date that the sum of the optionholder's age and the years of service with the Company or an affiliate equals "70", all of the unvested stock options held by such optionholder shall immediately vest and become exercisable.

        The plan includes customary anti-dilution provisions for the benefit of holders of stock options. In addition, if there is a change in control of the Company (including an acquisition of 50% or more of the Company's then issued and outstanding securities, a merger, an amalgamation or a sale of all or substantially all of the Company's assets), the Plan provides that the Board may accelerate the vesting of any or all outstanding stock options or shall make adequate provisions to ensure that, upon completion of the proposed transaction resulting in a change in control, the number and kind of shares subject to outstanding stock options and/or the exercise price of such options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to optionholders.

        Under the Company's stock option plan established in 1993, as amended (the "Existing Plan"), as of April 30, 2004, there were 8,617,236 common shares reserved for issuance and 7,572,889 stock options outstanding. All existing stock options will be exercisable in accordance with the terms of the Existing Plan.

        The Company has received conditional approval for the Plan from the TSX. In order for the Plan to become effective, the resolution to approve the Plan must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

        UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE RESOLUTION TO APPROVE THE PLAN, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION.

4.     Miscellaneous

        The management of the Company knows of no amendments, variations or other matters which are likely to be brought before the Meeting. HOWEVER, IF ANY AMENDMENTS, VARIATIONS, OR OTHER MATTERS OF WHICH THE MANAGEMENT IS NOT NOW AWARE ARE PROPERLY PRESENTED TO THE MEETING, THE PROXYHOLDERS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE IN ACCORDANCE WITH THEIR JUDGMENT ON SUCH MATTERS.

8

CORPORATE GOVERNANCE PRACTICES

A.    REPORT ON CORPORATE GOVERNANCE

  In light of certain changes to the regulatory framework, most particularly the implementation of the Sarbanes-Oxley Act of 2002 in the United States, the Company routinely assesses its corporate governance policies.

  The Company maintains four committees — Audit Committee, a Nominating and Governance Committee, a Compensation Committee and an Executive Committee (composed of a core group of senior officers of the Company) as well as a Charter for the Board of Directors. Each of these Committees is more particularly described below. The Company's Corporate Governance Committee Guidelines are attached as Schedule B.

  1.
  Overview of the Company's Corporate Governance Best Practices

    The Company has been and continues to be in compliance with all applicable U.S. and Canadian laws and regulations with respect to corporate governance (Securities Act (Ontario), the OBCA, the Sarbanes-Oxley Act of 2002, the rules of the TSX, the NYSE and the SEC.

    The Company has created a Manual of Corporate Governance that contains detailed corporate governance provisions for the Board of Directors, the Audit Committee, the Nominating and Governance Committee, the Compensation Committee and the Executive Committee.

    The majority of the Company's Board is "independent" and there are regular meetings of the external directors only, free of management and insiders, which are held by the newly appointed Independent Board Coordinator.

    The Company has adopted a procedure to compel the flow and dissemination of material information "upward" to the Executive Committee to review such information from all the Company's key disciplines. These meetings, together with management meetings and quarterly operational meetings, ensure that senior management is informed of all essential issues and strategies. A key by-product of this information flow is that the Chief Executive Officer and Chief Financial Officer certifications of public filings will be signed such that shareholders will be comfortable that the Chairman and the entire senior management team will be aware of all material information concerning the Company.

  2.
  Charter of the Board of Directors

    The Company's Board of Directors is responsible pursuant to its Charter and at law for the general supervision of the management of the business and has a duty to act in the best interests of the Company and its shareholders. The Board of Directors carries out its Charter directly and through its committees, consisting of an Audit Committee, Compensation Committee, and Nominating and Governance Committee.

    (i)    Composition of the Board

      The Company believes that a smaller Board is more cohesive and works more effectively than a larger Board. Moreover, the Company believes that a "substantial majority" of directors should be independent of management. The Company has investigated the independence of non-management directors and an independent law firm has provided an opinion to the Company that all non-management directors are independent.

    (ii)   Responsibilities

      Pursuant to the Board of Directors' Charter, the Board of Directors' responsibilities include, without limitation to its general mandate, the following specific responsibilities:

      (a)
      Appointing an "Independent Board Coordinator" who will be responsible for specific functions to ensure the independence of the Board of Directors and to ensure access of the independent Board members to senior management. Currently, Sheldon Plener is the Independent Board Coordinator;

      (b)
      The assignment to the various committees of directors the general responsibility for developing the Company's approach to: (i) corporate governance issues; (ii) financial reporting and internal controls; and (iii) issues relating to compensation of officers and employees;

      (c)
      With the assistance of the Nominating and Corporate Governance Committee:

(1)	The continuing evaluation of the performance of the Chief Executive Officer and management succession;
(2)	The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the Committees of the Board of Directors and the contribution of individual Directors;
(3)	Ensuring that an appropriate review selection process and new nominees to the Board of Directors is in place;
(4)	Ensuring that an appropriate orientation and education program for new recruits to the Board of Directors is in place; and
(5)	Approving securities compliance policies, including communications policies of the Company;
      (d)
      With the assistance of the Audit Committee:

(1)	Ensuring the integrity of the Company's internal controls and management information systems and ensuring the Company's ethical behavior and compliance with laws and regulations, audit and accounting principles and the Company's own governing documents;
(2)	Identification of the principal risks of the Company's business and ensuring that appropriate systems are in place to manage these risks; and
(3)	Reviewing and approving of significant operational and financial matters and the provision of direction to management on these matters;
      (e)
      With the assistance of the Compensation Committee and the CEO, the approval of the compensation of the senior management team;

      (f)
      The review of a strategic planning process, approval of key strategic plans that take into account business opportunities and business risks and monitoring performance against such plans; and

      (g)
      The review and approval of corporate objectives and goals applicable to the Company's senior management.

  3.
  Nominating and Governance Committee

    Its mandate is to assist the Board by identifying individuals qualified to become Board members and members of Board committees, to recommend to the Board the director nominees and to recommend to the Board nominees for each committee of the Board. Moreover, the Nominating and Governance Committee leads the Board in its annual review of the Board's performance and monitors the Company's corporate governance structure, develops and recommends to the Board a set of corporate governance guidelines and a Code of Business Conduct and Ethics applicable to the Company, and assists the Board in monitoring the compliance by the Company with its legal and regulatory requirements.

    The Nominating and Governance Committee has three members (Sheldon Plener (Chairman), Wilfred Bristow and Laurence E. Paul).

  4.
  Audit Committee

    The Audit Committee's central role is to provide assistance to the Board of Directors in fulfilling its financial reporting and control responsibility to the shareholders and the investment community. In this respect, the Audit Committee's primary duties and responsibilities are to:

    (a)
    Serve as an independent and objective party to monitor the Company's financial reporting process and internal control systems;

    (b)
    Review and appraise the audit activities of the Company's independent auditors and the internal auditing function; and

    (c)
    Provide open lines of communication among the independent auditors, financial and Senior Management, and the Board of Directors for financial reporting and control matters.

      (i)    Composition of the Audit Committee

        The Audit Committee has three members, Laurence E. Paul (Chairman), Roger Rowan and if elected to the Board, Michael Van Every will become the Chairman of the Committee. Each member of the Audit Committee is independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Audit Committee. According to the Charter of the Audit Committee, all members must have a working familiarity of basic finance and accounting practices, and at least one must have accounting or related financial management expertise. All of the Audit Committee members have financial management expertise.

      (ii)   Responsibilities

        Responsibilities of the Audit Committee:

(a)	Making recommendations to the Board of Directors regarding the selection, independence, evaluation, fees and, if necessary, the replacement of the independent auditors;
(b)	Meeting with the auditors and management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used;
(c)
Reviewing with management and the independent auditors, the Company's financial statements to ensure that: (1) management has reviewed the audited financial statements with the Audit Committee, including significant judgments affecting the financial statements; (2) the Audit Committee has received the assurance of both financial management and the independent auditors that the Company's financial statements are fairly presented in conformity with generally accepted accounting principles ("GAAP") in all material respects; (3)the independent auditors and senior management review the adequacy and effectiveness of the financial and accounting controls of the Company; and
(d)
Making inquiries of senior management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company;
(e)
Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company's management of principal business risks, is complete and fairly presented; and
(f)	Reviewing and confirming compliance with the Company's policies on internal controls, conflicts of interests, foreign corrupt practice, and other key compliance issues.
  5.
  Executive Committee

    The Executive Committee is responsible for the provision of advice, counseling and decision-making with respect to key strategic decisions affecting and/or involving the Company and the Company's affairs. The Executive Committee provides guidance to the Board with respect to key issues affecting the Company. The Executive Committee is composed entirely of senior officers of the Company and its members are appointed by the Chairman and Chief Executive Officer of the Company. Currently, the members are Eugene Melnyk, Chairman and CEO; Kenneth Cancellara, Senior Vice President, Chief Legal Officer and Corporate Secretary; Brian Crombie, Senior Vice President and Chief Financial Officer; Kristine Peterson, Senior Vice President, Commercial Operations; Gregory Szpunar, Senior Vice President, Research & Development and Chief Scientific Officer; Rolf Reininghaus, Senior Vice President Corporate and Strategic Development; Praveen Tyle, Group Vice President, Pharmaceutical Services & Manufacturing; John Miszuk, Vice President, Controller and Assistant Secretary of the Company and Mark Durham, Vice President, Corporate Human Resources.

  6.
  Compensation Committee

    The members of the Compensation Committee are appointed by the Board to discharge the Board's responsibilities with respect to: (a) compensation of the Company's Executive Officers (b) equity-based compensation plans, including, without limitation, stock option and restricted stock plans, in which officers or employees may participate; and (c) arrangements with Executive Officers relating to their employment relationships with the Company, including, without limitation, employment agreements, severance agreements, supplemental pension or savings arrangements, change in control agreements and restrictive covenants. The Compensation Committee generally has overall responsibility for approving and evaluating Executive Officer compensation plans, policies and programs of the Company as well as all equity-based compensation plans and policies.

    (i)    Composition of the Compensation Committee

      The Compensation Committee has three members (Laurence E. Paul, Wilfred Bristow (Chairman) and Sheldon Plener). Each of the members of the Compensation Committee is independent. The members of the Compensation Committee are appointed by the Board on the recommendation of the Nominating and Governance Committee.

    (ii)   Responsibilities of the Compensation Committee

      The Compensation Committee:

      (a)
      Reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives and recommends to the Board the CEO's compensation level based on this evaluation. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee may consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, the awards given to the CEO in past years and other factors that the Committee deems appropriate in connection with its review;

      (b)
      Interprets, implements, administers, reviews and approves all aspects of remuneration of the Company's Executive Officers and other key officers, including their participation in incentive compensation plans and equity-based compensation plans;

      (c)
      Makes recommendations to the Board with respect to the compensation of non-employee directors, including their participating in incentive compensation plans and equity-based compensation plans;

      (d)
      Develops and recommends to the Company's shareholders (to the extent shareholder approval is required by any applicable law or regulation) for their approval all stock ownership, stock option and other equity-based compensation plans of the Company, and all related policies and programs. In addition, the Compensation Committee recommends to the Board and to the Company's shareholders (to the extent shareholder approval is required by any applicable law or regulation) for their approval all equity-based compensation plans with respect to non-employee directors, and all related policies and programs; and

      (e)
      Monitors compliance by the Company and any recipients of stock, stock options or other equity awards under the Company's equity-based compensation plans (such as any policy that requires officers or directors to own Common Shares).

B.    EXECUTIVE COMPENSATION

  1.
  Compensation of Named Executive Officers

    The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 2003 ("Named Executive Officers"). This information includes the U.S. dollar value of base salaries, annual incentive compensation payments, bonuses (paid in the current year in respect of prior years' performance) long-term incentive compensation payments and certain other compensation.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payments
Name and Principal Position	Year	Salary (U.S.$)	Bonus (U.S.$)	Other Annual Compen- sation(1) (U.S.$)	Securities Under Options Granted(2) (#)	Restricted Shares or Restricted Share Units (U.S.$)	LTIP Payouts (U.S.$)(3)	All Other Compen- sation(1) (U.S.$)

Eugene N. Melnyk	2003	668,699	—	—	300,100	—	—	—
Chairman of the Board and	2002	607,908			501,100	—	41,310,000	—
Chief Executive Officer	2001	552,644	—	—	—	—	78,570,000	—

Brian H. Crombie(4) Senior Vice President and Chief Financial Officer	2003 2002 2001	393,961 236,628 208,819	219,793 53,882 35,495	— — —	135,100 115,100 15,000	— — —	— — —	— — —

Kenneth C. Cancellara(4) Senior Vice President, Chief Legal Officer and Corporate Secretary	2003 2002 2001	401,759 277,398 237,122	219,793 29,322 41,654	— — —	135,100 115,600 —	— — —	— 1,499,694 1,034,331	— — —

Rolf K. Reininghaus(4) Senior Vice President Corporate and Strategic Development	2003 2002 2001	386,602 189,135 143,604	219,793 49,830 91,185	—	135,100 85,100 —	— — —	7,981,136 — —	— —

Kristine Peterson(5) Senior Vice President, Commercial Operations	2003	241,154	—	—	100,000	—	—	80,500

William S. Poole(6)(7) President, North American Pharmaceuticals	2003 2002 2001	412,923 413,243 377,353	60,000 56,538 —	— — —	15,100 65,000 45,000	— — —	— — —	— — 52,443

Notes:

(1)
Perquisites and other personal benefits for Named Executive Officers did not exceed the lesser of Cdn$50,000 and/or 10% of the officer's annual salary and bonus for 2003. The "other" compensation paid to Ms. Peterson related to a signing bonus and to Mr. Poole related to relocation expenses.

(2)
The options are for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.

(3)
Relates to the value of options exercised pursuant to the Stock Option Plan, as amended, established in 1993.

(4)
Other than in respect of Mr. Melnyk, Mr. Poole and Ms. Peterson these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 2003 — .7138; 2002 — .6339 and 2001 — .6278.

(5)
Ms. Peterson joined the Company on May 5, 2004.

(6)
Mr. Poole joined the Company on January 15, 2001.

(7)
Effective May 6, 2003, Mr. Poole ceased to be President, North American Pharmaceuticals.

2.
Stock Options Granted to Named Executive Officers

    The following tables provide information on those options granted and exercised during 2003 and held at the end of 2003 by the Named Executive Officers.

OPTIONS GRANTED IN LAST FISCAL YEAR

Name	Securities Under Option # (1)	% of Total Options Granted to Employees in Period	Exercise Price (U.S.$/Security)	Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)	Expiration Date

Eugene N. Melnyk
(2)	150,000	6.5%	31.00	28.56	February 6, 2008
(3)	100	0.0%	31.00	28.56	February 6, 2008
(4)	150,000	6.5%	18.75	18.19	December 11, 2008

Brian H. Crombie
(2)	85,000	3.7%	31.00	28.56	February 6, 2008
(3)	100	0.0%	31.00	28.56	February 6, 2008
(4)	50,000	2.2%	18.75	18.19	December 11, 2008

Kenneth C. Cancellara
(2)	85,000	3.7%	31.00	28.56	February 6, 2008
(3)	100	0.0%	31.00	28.56	February 6, 2008
(4)	50,000	2.2%	18.75	18.19	December 11, 2008

Rolf K. Reininghaus
(2)	85,000	3.7%	31.00	28.56	February 6, 2008
(3)	100	0.0%	31.00	28.56	February 6, 2008
(4)	50,000	2.2%	18.75	18.19	December 11, 2008

Kristine Peterson
(5)	50,000	2.2%	39.00	38.10	May 5, 2008
(4)	50,000	2.2%	18.75	18.19	December 11, 2008

William S. Poole
(2)	15,000	0.7%	31.00	28.56	February 6, 2008
(3)	100	0.0%	31.00	28.56	February 6, 2008

Notes:

(1)
The options granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of common shares of the Company and are for a term of 5 years.

(2)
The options become exercisable as to a maximum of 25% on March 1st of 2003, 2004, 2005 and 2006 respectively.

(3)
The options become exercisable as of December 31, 2004.

(4)
The options become exercisable as to a maximum of 25% on March 1st of 2004, 2005, 2006 and 2007 respectively.

(5)
The options become exercisable as to a maximum of 25% on May 5th of 2003, 2004, 2005 and 2006 respectively.

AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

Name	Securities Acquired on Exercise	Aggregate Value Realized (U.S. $)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable(2) (#)	Value of Unexercised in-the-Money Options Fiscal Year-End Exercisable/ Unexercisable(1)(2) (U.S. $)

Eugene N. Melnyk	—	—	1,322,600 / 625,100	1,378,800 / 411,000

Brian H. Crombie	—	—	180,100 / 205,100	— / 137,000

Kenneth C. Cancellara	—	—	230,850 / 186,350	— / 137,000

Rolf K. Reininghaus	249,400	7,981,136	84,700 / 167,600	— / 137,000

Kristine Peterson	—		— / 100,000	— / 137,000

William S. Poole	—	—	55,000 / 70,100	/ —

Notes:

(1)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the NYSE on December 31, 2003 (U.S.$21.49), less the exercise price of in-the-money options.

(2)
All share and option amounts have been adjusted to give effect to the 2 for 1 stock split completed in October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.

  3.
  Indebtedness of Directors, Executive Officers and Senior Officers

    In March 2001, the Company loaned $600,000 to Mr. Poole, former President, North American Pharmaceuticals. This loan is secured by a charge on the former officer's personal residence. This loan bears interest commencing on March 1, 2004 at a rate equal to the Company's rate of borrowing. The loan is due on March 31, 2008.

    Executive Stock Purchase Plan ("ESPP") loans

    In September 2001, the Company made ESPP loans in an aggregate amount of $9,988,000 to certain executive officers in order to finance the acquisition of common shares on the open market. These loans were full recourse and were secured by the common shares purchased pursuant to these loans and bore interest at a rate equal to the Company's rate for borrowing. Interest was payable quarterly in arrears. These loans were due and payable on September 30, 2003.

    At December 31, 2003, four executive officers were indebted to the Company in an aggregate amount of $7,990,000 in connection with the ESPP loans. To facilitate repayment of these loans, on December 31, 2003, Mr. Melnyk, Chairman of the Board and Chief Executive Officer of the Company, in his individual capacity, made loans to these executives in an amount equal to the amount of their indebtedness to the Company and the ESPP loans from the Company were repaid. These executives pledged to Mr. Melnyk, as collateral for their loans, an aggregate of 176,080 shares of the Company and their interest in the proceeds from 200,000 options to acquire shares of the Company having an exercise price of $31.00 per share. The loan arrangements provide that there will be no recourse to these executives in addition to the collateral pledged by them.

  4.
  Employment Agreements

    The following is an outline of the key material terms of the employment agreements for the Named Executive Officers.

    Eugene N. Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement effective February 1, 1992, receives annual compensation for services in the amount of U.S. $706,147, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement also provides for the granting to Mr. Melnyk of up to 300,000 options per year. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either the Company or Mr. Melnyk upon prior written notice. Mr. Melnyk is not entitled to any termination payments upon expiry or any other terminations of his employment agreement.

    Brian H. Crombie, as Senior Vice President, Chief Financial Officer, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of U.S. $400,000, subject to a cost of living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are to be awarded, subject to the attainment of certain corporate and personal objectives. The Employment Agreement has an indefinite term. Mr. Crombie must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Crombie's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control(1) of the Company, Mr. Crombie is entitled to 24 months severance in lieu of notice and any options granted to Mr. Crombie prior to such change of control vest immediately.

    Kenneth C. Cancellara, as Senior Vice President, Chief Legal Officer and Corporate Secretary, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of U.S. $400,000, subject to a cost of living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are to be awarded, subject to the attainment of certain corporate and personal objectives. The Employment Agreement has an indefinite term. Mr. Cancellara must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Cancellara's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control(1) of the Company, Mr. Cancellara is entitled to 24 months severance in lieu of notice and any options granted to Mr. Cancellara prior to such change of control vest immediately.

    Rolf Reininghaus, as Senior Vice President, Corporate and Strategic Development and Director, pursuant to an Employment Agreement made as of March 1, 2003, is entitled to receive for the year 2003 an annual salary of U.S. $400,000, subject to a cost of living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are to be awarded, subject to the attainment of certain corporate and personal objectives. Mr. Reininghaus must provide the Company with 60 days prior written notice upon his intention to terminate the contract. Where Mr. Reininghaus' contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control(1) of the Company, Mr. Reininghaus is entitled to 24 months severance in lieu of notice and any options granted to Mr. Reininghaus prior to such change of control vest immediately. Effective January 1, 2004, Mr. Reininghaus has been working 25 business days per quarter and his compensation and options have been correspondingly reduced.

    Kristine Peterson, as Senior Vice President, Commercial Operations, pursuant to an Employment Agreement made as of March 1, 2003, receives an annual salary of U.S. $380,000 subject to a cost of living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are to be awarded, subject to the attainment of certain corporate and personal objectives. The Employment Agreement has an indefinite term. Ms. Peterson must provide the Company with 60 days prior written notice upon her intention to terminate the contract. Where Ms. Peterson's contract is terminated other than for cause, she is entitled to 12 months severance in lieu of notice. Where the Company enters into a transaction the result of which is that there is a change in control(1) of the Company, Ms. Peterson is entitled to 24 months severance in lieu of notice and any options granted to Ms. Peterson prior to such change of control vest immediately.

Note:

(1)
Change of Control is defined as 1) the lease, exchange, license, sale or other similar disposition of all or substantially all of the assets of the Corporation in one transaction or a series of related transactions and Eugene Melnyk is no longer Chairman of the Corporation; or 2) with the approval of the stockholders of the Corporation, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (hereinafter collectively a "Merger"), in a single transaction or a series of related transactions, the result of which Merger is that the individuals or entities acquiring voting securities of the Corporation pursuant to such Merger hold, directly or indirectly, more than 50% of the outstanding shares of the resultant Corporation and Eugene Melnyk is no longer Chairman of the Corporation; or 3) the acquisition of more than 50% of the voting securities of the Corporation by any person(s) or entity (other than Eugene Melnyk or any of his affiliates), pursuant to a tender offer or similar transaction and Eugene Melnyk is no longer Chairman of the Corporation.

5.
Compensation Philosophy and Chief Executive Officer Compensation

    As stated above, the members of the Compensation Committee are appointed by the Board to discharge the Board's responsibilities relating to (1) compensation of the Company's Executive Officers, (2) equity-based compensation plans, including, without limitation, stock option and restricted stock plans, in which officers or employees may participate and (3) arrangements with Executive Officers relating to their employment relationships with the Company, including, without limitation, employment agreements, severance agreements, supplemental pension or savings arrangements, change in control agreements and restrictive covenants. The members of the Compensation Committee carry-out this mandate within the scope of the Company's philosophy with respect to executive compensation.

    (i)    Compensation Philosophy

      Biovail has a unique, entrepreneurial corporate culture driven by the pursuit of excellence that has its roots in the founding of the Company by Mr. Melnyk. In order to ensure that this culture continues and that the Company maintains its position as a class leader within the pharmaceutical industry, the Board of Directors, through the Compensation Committee, views compensation as a mechanism to continue this tradition of entrepreneurial excellence. Critical to this pursuit is the attraction, motivation and retention of individuals with exceptional executive skills and capabilities.

      The Compensation Committee has three complementary goals when designing compensation policies and practices: (a) the alignment of the interests of executive officers with the interests of the Company's shareholders; (b) the linking of executive compensation to the overall performance of the Company; and (c) the attraction, motivation and retention of key executives.

      Accordingly, the Company's executive compensation plan is comprised of three elements: (a) base salary; (b) annual incentives in the form of cash bonuses; and (c) long term incentives. While the Company does not have a target weighting for each component within this mix, it reviews and targets compensation provided to similar executives in similar companies.

      The Compensation Committee has undertaken an extensive review of executive compensation within the pharmaceutical industry generally, within the Company's peer group within the pharmaceutical industry as well as within companies of a similar size (as measured by market capitalization) within both Canada and the United States. As a result, the Compensation Committee has recommended to the Board certain compensation benchmarks.

      (a)
      Base Salaries

        The Compensation Committee concluded that base salaries should be at levels substantially similar to the comparator group. On an individual basis, base salaries are established by taking into account individual performance and experience as compared to those individuals in the comparator group. In order to ensure the attraction, motivation and retention of key executives, base salaries are reviewed on an annual basis and are adjusted as the Compensation Committee deems appropriate.

      (b)
      Annual Incentives

        All executives of the Company participate in the Management Incentive Compensation Program (the "MICP"). The MICP comprises two elements: (a) cash bonuses up to a prescribed percentage; and (b) the awarding of stock options. The second element, the granting of stock options will be discussed below under the caption "Long-Term Incentives".

        All Named Executive Officers have the right to receive up to 50% of their base salary in the form of a cash bonus. Like the Long-Term Incentives discussed below, the eligibility of the Named Executive Officers to receive such Annual Incentives will be subject to two elements: (a) the Company's attainment of clearly stated strategic, operational and financial goals for the calendar year as set out in the annual strategic plan as presented and approved by the Board; and (b) the attainment by the Named Executive Officer (or other eligible participant in the MICP) of his or her own personal goals. The Company's strategic plan reflects predetermined corporate objectives combining clearly stated strategic, operational and financial objectives. The personal goals reflect predetermined personal objectives within the foregoing plan. These goals are set annually by the Compensation Committee and the Board.

      (c)
      Long-Term Incentives

        The Company currently has two Long-Term Incentive programs: (a) the stock option component of the MICP; and (b) the Employee Stock Purchase Plan. The Company's objectives with respect to Long-Term Incentives are: (a) to align the interests of Senior Executives and employees with those of the Company's shareholders; (b) to reward individuals for their contribution to the success of the Company; and (c) to attract, motivate and retain key employees.

      (1)
      Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the Shareholders at a special meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase common shares of the Company. The aggregate number of shares reserved for issuance under the Plan, taking into consideration previously completed stock splits, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day. As at April 30, 2003, the Company has granted an aggregate of 6,825,433 options which are outstanding at exercise prices ranging from $0.81 to $45.00 per share. The options are exercisable on various dates up to October 6, 2010. As was stated above with respect to Annual Incentives, a Named Executive Officer (or other eligible participant in the MICP) may be awarded options to purchase common shares of the Company based on the attainment of corporate and personal goals. The Company considers previous grants of options when considering the award of options to Named Executive Officers.

      (2)
      The Company's EPP was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration stock splits, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends. At December 31, 2003, a total of 64,000 shares have been issued under the EPP.

    (ii)   Chief Executive Officer Compensation

      The compensation package of the Chief Executive Officer is recommended by the Compensation Committee and approved by the Board of Directors. The Chief Executive Officer's compensation package consists of Base Salary, Annual Incentives and Long-Term Incentives as described above. As described under the caption "Compensation Philosophy", the Company targets a mid-level of compensation for each component as well as for total compensation with reference to the same comparator group of companies in closely related industries in the U.S. and Canada.

      In establishing the Chief Executive Officer's base salary for a given year, the Compensation Committee takes into account Mr. Melnyk's contribution in terms of leadership in the management of the Company as well as the scope and size of the Company's operations. The Company also considers the level of corporate performance achieved in the prior year as well as the expected level of performance for the current year in establishing the Chief Executive Officer's base salary for a given year.

      Mr. Melnyk's compensation reflects his special position as the Company's founder and architect of the Company's unique, entrepreneurial culture. Based on the continued growth of its product portfolio and pipeline as well as the continued execution of the Company's marketing and product development strategies, the Board of Directors believes that Mr. Melnyk has continued to achieve his goals as Chairman and Chief Executive Officer of the Company and as a result that his compensation is appropriate.

  6.
  Remuneration and Term of Directors

    The Company remunerates directors who are not officers of the Company for services to the board, committee participation and special assignments. Remuneration for each director during 2003 (paid in U.S. dollars) was as follows:

• Annual Retainer — Board of Directors	$25,000
• Annual Retainer — Board Committee Chairman Fee
• Audit	$10,000
• Other Committees	$5,000
• Annual Retainer — Board Committee Members	$3,000
• Meeting Attendance Fee
• $1,000 for attending in person or by telephone each Board Meeting and or Committee Meeting
• $500 for attending a committee meeting held on the same day as a board meeting

    A meeting fee is paid to each non-management director for meetings that the board of directors or one or more committee of the board of directors is requested or required to attend (such as executive meetings) that are not official meetings of the board of directors. Directors are paid a fee of $1,500 per day for special assignments at the direction of the board.

    Directors are also reimbursed for travel and reasonable expenses incurred in connection with attending board meetings.

    In 2003 the total remuneration and fees paid to directors was $258,000. All remuneration and fees payable to Mr. Plener were paid directly to Cassels Brock & Blackwell LLP.

In 2003, options to purchase Common Shares were granted to directors as follows:

Name	Options Granted (#) (1)	Exercise Price (U.S. $/Security)	Market Value of Securities Underlying Options on the Date of Grant (U.S. $/Security)	Expiration Date

Wilfred Bristow	10,000	45.09	45.09	June 23, 2008

Roger Rowan	10,000	45.09	45.09	June 23, 2008

Paul Haddy	10,000	45.09	45.09	June 23, 2008

Laurence Paul	10,000	45.09	45.09	June 23, 2008

Sheldon Plener	10,000	45.09	45.09	June 23, 2008

Note:

(1)
The options become exerciseable as of June 23, 2004.

7.
Directors' and Officers' Liability Insurance

    The Company maintained insurance during 2003 for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors and officers of the Company or its subsidiaries. The policy is subject to a limit of $75,000,000 for the period January 1, 2003 to December 31, 2003. The policy governing such insurance is subject to standard exclusions and limitations. During the 2003 fiscal year the amount of premiums paid in respect of such insurance was $4,004,000.

    It is anticipated that the amount of premium to be paid in respect of such insurance for the 2004 fiscal year will be approximately $6,400,000.

  8.
  Performance Graph

    The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares compared to the cumulative total return of the S&P 500 Composite Stock Index and the S&P/TSX Composite Index for the period which commences on December 31, 1998 and ended on December 31, 2003.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BIOVAIL CORPORATION,
S&P 500 INDEX AND S&P/TSX COMPOSITE INDEX

ASSUMES $100 INVESTED ON JAN. 1 1999
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2003

	1998	1999	2000	2001	2002	2003

Biovail Corporation	100.00	247.93	410.87	595.04	279.38	227.33

S&P/TSX Composite Index	100.00	131.71	141.47	123.69	108.30	137.25

S&P 500 Index	100.00	121.04	110.02	96.95	75.52	97.18

APPROVAL OF BOARD OF DIRECTORS

        The undersigned hereby certifies that the contents of this Management Information Circular and the Notice of Meeting, and the sending of each to the Shareholders, directors and auditors of the Company, have been approved by the Board of Directors of the Company.

Dated at Toronto this 14th day of May, 2004

BY ORDER OF THE BOARD OF DIRECTORS

KENNETH C. CANCELLARA, Q.C.
Senior Vice President, Chief Legal Officer and Corporate Secretary

        Non-registered shareholders who wish to be placed on the Company's supplemental mailing list for interim reports are also requested to complete, sign and return the enclosed request form to The CIBC Mellon Trust Company.

SCHEDULE A

STOCK OPTION PLAN

BE IT RESOLVED THAT:

1.
The 2004 Stock Option Plan as described in the Circular is approved.

2.
Any director, officer, or other person duly authorized by the Company, be and is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances and to do all such acts and things as in his or her option may be necessary or desirable to give effect to this resolution;

3.
Notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board of Directors, in its discretion, may choose to not implement the 2004 Stock Option Plan.

A-1

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

	TSX Corporate Governance Committee Guideline		Comments
1.	The Board of Directors should explicitly assume responsibility for stewardship of the Corporation.		The Board of Directors is elected annually to represent the interests of all shareholders. The mandate of the Board of Directors has been explicitly set out in its Charter which was adopted in 2002. Each item is more particularly described below.
As part of the overall stewardship responsibility, the Board should assume responsibility specifically for:
	(i)	adoption of a strategic planning process	(i)	The adoption of a strategic planning process including the review of long-term corporate objectives and industry positioning. Substantial strategic planning sessions are a regular part of the Board schedule.
	(ii)	identification of principal risks and implementation of risk-managing systems	(ii)	The regular review of the Corporation's overall business risks and ensuring that appropriate systems are in place to address and manage such risks.
	(iii)	succession planning, including appointing, training and monitoring management	(iii)	Succession planning for all senior management positions and skills assessments of individuals identified to fill key roles.
	(iv)	communications policy	(iv)	Review and approval of the contents of all major disclosure documents including the Annual Report, the Annual Information Form on Form 20-F, the Management Information Circular and all Prospectuses: and ensuring compliance with the Corporation's continuous disclosure obligations. The Corporation complies with the U.S. Securities and Exchange Commission's Regulation FD and follows fair disclosure practices for the benefit of its shareholders.
	(v)	the integrity of internal control and management information systems	(v)	The integrity of the Corporation's internal business controls and management information system, which the Board, the Nominating & Governance Committee and the Audit Committee monitor and assess regularly. The Audit Committee meets with the Company's external auditors on a quarterly basis.

2.	Majority of directors should be "unrelated" (free from conflicting interest).	The Board of Directors has considered the relationship of each of its directors to the Corporation and has determined that a majority of the Board of Directors is composed of directors that are unrelated to the Corporation. The Board of Directors is comprised of seven Directors two of which are management and five of which are unrelated.
3.	Disclose for each director whether he or she is related, and how that conclusion was reached.	Messrs. Bristow, Haddy, Plener, Rowan and Paul have no material business relationship with the Corporation, other than their positions as directors, optionees and shareholders, and as a result, the Board of Directors has determined that each of Messrs. Bristow, Rowan, Haddy, Plener and Paul is an unrelated director. The Board of Directors has determined that Mr. Melnyk, as Chief Executive Officer and Mr. Reininghaus are not unrelated directors because they are members of the Corporation's management.
4.	Appoint a Committee composed of non-management directors, a majority of whom are unrelated directors, responsible for the appointment/assessment of directors.	The Board of Directors has created a Nominating & Governance Committee with responsibility for proposing nominees to the Board of Directors or assessing directors' performance of an ongoing basis. The Nominating & Governance Committee has three members all of whom are unrelated.
5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual directors.	The Nominating and Governance Committee annually assess the effectiveness of the Board and the respective Committees of the Board.
6.	Provide orientation and education programs for new directors.	The Nominating and Governance Committee in collaboration with the Board ensure that new directors will be oriented to the business and affairs of the Corporation through discussions with management and other directors and by periodic presentations from senior management on major business, industry and competitive issues.
7.	Examination of the size of the Board and consideration with a view to determine the impact of the number upon effectiveness.	The Nominating and Governance Committee in collaboration with the Board annually review the size of the Board to determine whether or not changes to its existing structure are required.

8.	Review the adequacy and form of compensation of directors in light of risks and responsibilities.	The Compensation Committee is empowered by the Board of Directors to annually consider and reevaluate the remuneration paid to directors.
9.	Committees should generally be composed of non-management directors, the majority of whom are unrelated.	The Board of Directors has established a Compensation Committee, and Nominating & Governance Committee and an Audit Committee the members of which are all unrelated directors.
10.	The Board should assume responsibility for or appoint a Committee responsible for approach to corporate governance issues. This committee would, among other things, be responsible for the response to the TSX Guidelines.	The Board of Directors has created a Nominating & Governance Committee with responsibility for reviewing corporate governance issues. This committee is responsible for ensuring compliance with all regulatory regimes.
11.	Develop position descriptions for the Board and for the CEO, involving the definition of limits for management's responsibilities.	All of the directors who joined the Board of Directors following the initial public offering have extensive business experience and directorship responsibilities on the boards of other public and private institutions. The Board of Directors has not developed position descriptions for itself or for the Chief Executive Officer because it believes that such individuals' respective responsibilities are well understood.

The Board of Directors require management to obtain the Board of Directors' approval for all significant decisions, including major financings, acquisitions, dispositions, budgets, capital expenditures and executive appointments. The Board of Directors is aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments through the processes that compel the upward flow of material information.
The Board of Directors retains responsibility for any matter which has not been delegated to senior management or to a committee of directors.
	The Board should develop the corporate objectives which the CEO is responsible for meeting.	The Board of Directors approves specific financial and business strategies which the CEO is responsible for meeting.

12.	Establish appropriate procedures to enable the Board to function independently of management.	The Board of Directors has designated an Independent Board Coordinator who ensures that independent Board members meet on a regular basis and have access to management without the presence of insiders.
An appropriate structure would be to (i) appoint a Chairman of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".

Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board's relationship to management to a committee of the Board.
13.	The Audit Committee should be composed only of outside directors.	The Audit Committee is comprised of only outside directors.
	The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	The Audit Committee has a well-defined mandate which is prescribed by its Charter. The Charter includes the review and approval of quarterly unaudited and annual audited financial statements with management and the Auditors prior to consideration by the Board of Directors; monitoring the integrity of the Corporation's management information systems and internal control procedures; reviewing the adequacy of the Corporation's processes for identifying and managing risk, including the management of risk with respect to environmental and health and safety matters and ensuring compliance with appropriate regulatory guidelines.
	The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	The Audit Committee has direct communication channels with the Auditors to discuss and review specific issues as appropriate.
14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	An individual director is entitled to engage an outside advisor at the expense of the Corporation in appropriate circumstances provided that such director has obtained the approval of the Chairman of the Nominating and Governance Committee to do so.

QuickLinks

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF
BUSINESS OF THE ANNUAL AND SPECIAL MEETING
CORPORATE GOVERNANCE PRACTICES
SUMMARY COMPENSATION TABLE
OPTIONS GRANTED IN LAST FISCAL YEAR
AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES
COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG BIOVAIL CORPORATION, S&P 500 INDEX AND S&P/TSX COMPOSITE INDEX
ASSUMES $100 INVESTED ON JAN. 1 1999 ASSUMES DIVIDEND REINVESTED FISCAL YEAR ENDING DEC. 31, 2003
APPROVAL OF BOARD OF DIRECTORS
SCHEDULE A
STOCK OPTION PLAN
SCHEDULE B STATEMENT OF CORPORATE GOVERNANCE PRACTICES